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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   1  )
                                              -----


                                Versatility, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                   925311 10 2
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                                 (CUSIP Number)
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CUSIP No.  925311 10 2                               13G       Page 2 of 4 Pages




1.   Name of Reporting Person:           Noro-Moseley Partners III, L.P.
     S.S. or I.R.S. Identification No.:  58-2127221

2.   Check the Appropriate Box if a Member of a Group:  Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Georgia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   Sole Voting Power:                 376,468

6.   Shared Voting Power                     0

7.   Sole Dispositive Power             376,468

8.   Shared Dispositive Power:               0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:      376,468

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9:      5.2%

12.  Type of Reporting Person:        PN
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                                  Schedule 13G

                                    Item 1(a)

Name of Issuer:      Versatility, Inc.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
                      11781 Lee Jackson Memorial Highway
                      Suite 600
                      Fairfax, Virginia 22033

                                    Item 2(a)
Name of Person Filing:    Noro-Moseley Partners III, L.P.

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
              9 North Parkway Square, 4200 Northside Parkway, N. W. Atlanta, Georgia 30327

                                    Item 2(c)
Citizenship:  Georgia

                                    Item 2(d)
Title of Class of Securities:   Common Stock

                                    Item 2(e)
CUSIP Number:      925311 10 2

                                     Item 3
This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                     Item 4
Ownership:
(a)  Amount Beneficially Owned:     376,468

(b)  Percent of Class:     5.2%

(c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    376,468

          (ii)  Shared power to vote or to direct the vote:      0

          (iii) Sole power to dispose or to direct the disposition of:   376,468

          (iv)  Shared power to dispose or to direct the disposition of:    0


                                   Page 3 of 4
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                                     Item 5
Ownership of Five Percent or Less of a Class:       N/A


                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:      N/A


                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:       N/A


                                     Item 8
Identification and Classification of Members of the Group:      N/A


                                     Item 9
Notice of Dissolution of Group:      N/A


                                     Item 10
Certification:     N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 20, 1997
------------------------------
Date

NORO-MOSELEY PARTNERS III, L.P.

By:   Moseley & Company III, L.L.C.
      General Partner


Charles A. Johnson
--------------------------------------------------
Charles A. Johnson
Member


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